# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amkor Technology, Inc., CIK 0001047127
CUSIP: 031652100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2045 East Innovation Circle, Tempe, Arizona (AZ), 85284
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0001158839
Persons authorized to receive notices and communications: James J. Kim, 1500 E. Lancaster Avenue, Paoli, Pennsylvania (PA), 19301-9713, (480) 575-7253; Brian D. Short, Esq., 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania (PA), 19103, (215) 864-8230

## Reporting persons
- James J. Kim (CIK 0001158839): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 511,645; shared voting power 0; sole dispositive power 511,645; shared dispositive power 0; aggregate amount beneficially owned 511,645 (0.2% of the class)
- James J. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 10,511,032; sole dispositive power 0; shared dispositive power 10,511,032; aggregate amount beneficially owned 10,511,032 (4.2% of the class)
- Agnes C. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John T. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 38,978,948; shared voting power 36,360,155; sole dispositive power 35,189,469; shared dispositive power 40,149,634; aggregate amount beneficially owned 75,339,103 (30.4% of the class)
- John T. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 9,345,483; shared voting power 8,264,500; sole dispositive power 8,847,251; shared dispositive power 18,863,764; aggregate amount beneficially owned 27,711,015 (11.2% of the class)
- David D. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 8,746; shared voting power 0; sole dispositive power 8,746; shared dispositive power 3,789,479; aggregate amount beneficially owned 3,798,225 (1.5% of the class)
- David D. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,363,400; shared voting power 1,335,113; sole dispositive power 1,363,400; shared dispositive power 1,335,113; aggregate amount beneficially owned 2,698,513 (1.1% of the class)
- Susan Y. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 9,999,973; shared voting power 19,484,809; sole dispositive power 6,210,494; shared dispositive power 23,274,288; aggregate amount beneficially owned 29,484,782 (11.9% of the class)
- Susan Y. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 9,351,594; shared voting power 7,539,500; sole dispositive power 9,036,594; shared dispositive power 8,352,732; aggregate amount beneficially owned 17,389,326 (7% of the class)
- Liam E. Blaney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 16,875,346; sole dispositive power 0; shared dispositive power 16,875,346; aggregate amount beneficially owned 16,875,346 (6.8% of the class)
- John T. Kim Trust of December 31, 1987: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 7,594,001; shared voting power 0; sole dispositive power 7,594,001; shared dispositive power 0; aggregate amount beneficially owned 7,594,001 (3.1% of the class)
- Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 1,335,113; sole dispositive power 0; shared dispositive power 1,335,113; aggregate amount beneficially owned 1,335,113 (0.5% of the class)
- James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 1,093,574; sole dispositive power 0; shared dispositive power 1,093,574; aggregate amount beneficially owned 1,093,574 (0.4% of the class)
- James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,363,400; shared voting power 0; sole dispositive power 1,363,400; shared dispositive power 0; aggregate amount beneficially owned 1,363,400 (0.6% of the class)
- The James and Agnes Kim Foundation, Inc.: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (0.5% of the class)
  Comment: Non-profit corporation
- 915 Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 29,594,980; shared voting power 0; sole dispositive power 29,594,980; shared dispositive power 0; aggregate amount beneficially owned 29,594,980 (12% of the class)
- John T. Kim 2007 Children's Trust U/A dated 12/28/07: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 315,000; shared voting power 0; sole dispositive power 0; shared dispositive power 315,000; aggregate amount beneficially owned 315,000 (0.1% of the class)
- Sujoda Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,789,479; shared voting power 0; sole dispositive power 0; shared dispositive power 3,789,479; aggregate amount beneficially owned 3,789,479 (1.5% of the class)
- John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,957,350; shared voting power 0; sole dispositive power 0; shared dispositive power 1,957,350; aggregate amount beneficially owned 1,957,350 (0.8% of the class)
- Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 498,232; shared voting power 0; sole dispositive power 0; shared dispositive power 498,232; aggregate amount beneficially owned 498,232 (0.2% of the class)
- Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 7,828,682; shared voting power 0; sole dispositive power 0; shared dispositive power 7,828,682; aggregate amount beneficially owned 7,828,682 (3.2% of the class)
- Sujochil, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 19,484,809; sole dispositive power 0; shared dispositive power 19,484,809; aggregate amount beneficially owned 19,484,809 (7.9% of the class)
- Sujoda Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,789,479; shared voting power 0; sole dispositive power 0; shared dispositive power 3,789,479; aggregate amount beneficially owned 3,789,479 (1.5% of the class)
- Susins, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 164,678; sole dispositive power 0; shared dispositive power 164,678; aggregate amount beneficially owned 164,678 (0.1% of the class)
- 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kim Capital Partners - KCP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 16,710,668; sole dispositive power 0; shared dispositive power 16,710,668; aggregate amount beneficially owned 16,710,668 (6.8% of the class)
- 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,124,000; shared voting power 0; sole dispositive power 1,124,000; shared dispositive power 0; aggregate amount beneficially owned 1,124,000 (0.5% of the class)
- 2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,235,000; shared voting power 0; sole dispositive power 1,235,000; shared dispositive power 0; aggregate amount beneficially owned 1,235,000 (0.5% of the class)
- 2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 895,000; shared voting power 0; sole dispositive power 895,000; shared dispositive power 0; aggregate amount beneficially owned 895,000 (0.4% of the class)
- John T. Kim 2024 GRAT #1 dtd. 08/09/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,194,000; shared voting power 0; sole dispositive power 1,194,000; shared dispositive power 0; aggregate amount beneficially owned 1,194,000 (0.5% of the class)
- John T. Kim 2024 GRAT #2 dtd. 08/09/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 59,250; shared voting power 0; sole dispositive power 59,250; shared dispositive power 0; aggregate amount beneficially owned 59,250 (0% of the class)
- Susan Y. Kim 2023 Family Distribution Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 725,000; sole dispositive power 0; shared dispositive power 725,000; aggregate amount beneficially owned 725,000 (0.3% of the class)
- 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 2,538,000; shared voting power 0; sole dispositive power 2,538,000; shared dispositive power 0; aggregate amount beneficially owned 2,538,000 (1% of the class)
- 2025 Grantor Retained Annuity Trust No.1 of James J. Kim: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,244,594; shared voting power 0; sole dispositive power 3,244,594; shared dispositive power 0; aggregate amount beneficially owned 3,244,594 (1.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Amkor Technology, Inc.
Address of issuer's principal executive offices: 2045 East Innovation Circle, Tempe, Arizona (AZ), 85284
Comment: The Schedule 13D initially filed with the U.S. Securities and Exchange Commission ("SEC") on November 28, 2005, as previously amended (the "Initial 13D") is hereby further amended to furnish the additional information set forth in this Amendment No. 21 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a "Reporting Person"):
1. James J. Kim
2. James J. Kim, as Trustee
3. Agnes C. Kim
4. John T. Kim
5. John T. Kim, as Trustee
6. David D. Kim
7. David D. Kim, as Trustee
8. Susan Y. Kim
9. Susan Y. Kim, as Trustee
10. Liam E. Blaney
11. John T. Kim Trust of December 31, 1987
12. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
13. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
14. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
15. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
16. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
17. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
18. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
19. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
20. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
21. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
22. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
23. The James and Agnes Kim Foundation, Inc.
24. 915 Investments, LP, for which John T. Kim is the sole general partner
25. John T. Kim 2007 Children's Trust UA dated 12/28/07
26. Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner
27. John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12
28. Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
29. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
30. Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners
31. Sujoda Management, LLC, for which Susan Y. Kim, John T. Kim and David D. Kim are the members
32. Susins, LLC, for which John T. Kim and Liam E. Blaney are the members
33. 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023
34. 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023
35. 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023
36. Kim Capital Partners - KCP, LLC, for which John T. Kim and Liam E. Blaney are the managers
37. 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024
38. 2024 Grantor Retained Annuity Trust of James J. Kim 8/5/2024
39. 2024 Grantor Retained Annuity Trust of Agnes C. Kim 8/5/2024
40. John T. Kim 2024 GRAT #1 dtd. 08/09/2024
41. John T. Kim 2024 GRAT #2 dtd. 08/09/2024
42. Susan Y. Kim 2023 Family Distribution Trust
43. 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim
44. 2025 Grantor Retained Annuity Trust No.1 of James J. Kim
Residence or business address: The principal business address for the natural persons listed above, all of whom, other than Liam E. Blaney, are members of the Kim family (the "Kim Family"), Liam E. Blaney, 915 Investments, LP ("915 Partnership"), Sujoda Investments, LP ("SI, LP"), Sujochil, LP ("Sujochil"), Sujoda Management, LLC, a Pennsylvania limited liability company, Susins, LLC, a Pennsylvania limited liability company, Kim Capital Partners - KCP, LLC, a Delaware limited liability company, for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the "Kim Trusts") and for The James and Agnes Kim Foundation, Inc. (the "Foundation") is 1500 Lancaster Avenue, Paoli, PA 19301-9713.
Present principal occupation or employment: The present principal occupation of each natural person listed above is as follows: (i) James J. Kim - Chairman Emeritus of the Issuer; (ii) Agnes C. Kim - Homemaker; (iii) John T. Kim - Private Investor; (iv) David D. Kim - Private Investor; (v) Susan Y. Kim - Executive Chairman of the Board of the Issuer and Philanthropist; (vi) Liam E. Blaney - Kim Family Manager. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership, SI, LP, Sujochil, Susins, LLC and Kim Capital Partners - KCP, LLC is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments. The principal business of Sujoda Management, LLC is to serve as the general partner of SI, LP.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The response to Row 11 in each Reporting Person's cover page, indicating the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Amendment shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Amendment. The total number of shares which are beneficially owned by the members of the Group as a group is 122,666,110 shares, or approximately 49.38% of the outstanding shares of the Issuer's Common Stock. The number of shares beneficially owned by the Group includes 550,000 shares which may be acquired pursuant to options that are exercisable within sixty (60) days of May 1, 2026. The ownership percentages were calculated based on 247,872,518 outstanding shares of Common Stock of the Issuer as of April 21, 2026 according to the Issuer's Form 10-Q filed on April 28, 2026. Beneficial ownership was increased, as appropriate, to include the shares beneficially owned by each Reporting Person that may be acquired pursuant to options exercisable within sixty (60) days of May 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows 7 through 10 on the cover page of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 2, 2024, 915 Investments, LP, a Pennsylvania limited partnership (the " Original Borrower") entered into a secured margin line of credit note (the "Original Note") with JPMorgan Chase Bank, N.A. (the "Bank" and collectively with the Borrower, the "Parties"). This Note was disclosed on Amendment No. 18 to the Initial 13D filed by the by the Reporting Persons on October 4, 2024. Neither Amkor Technology, Inc., a Delaware corporation (the "Issuer") nor any of its subsidiaries were a party to the Original Note. The obligations under the Original Note were guaranteed by Susan Y. Kim and Susan Y. Kim, as trustee of the Susan Y. Kim Trust of December 31, 1987, as amended and restated (the "SYK 2007 Trust").

On May 14, 2025, in connection with the Original Borrower paying down a portion of the obligations under the Original Note, the Parties amended the Original Note to reduce the aggregate principal amount of the loans that may be made by the Bank to the Original Borrower from $350 million to $250 million. This amendment was disclosed on Amendment No. 19 to the Initial 13D filed by the Reporting Persons on May 16, 2025.

On May 1, 2026, the Parties agreed to pay off and terminate the Original Note and the Bank entered into a new secured margin line of credit note (the "New Note") with Kim Capital Partners - KCP, LLC, a Delaware limited liability company (the "New Borrower"). The New Note provides for loans made by the Bank to the New Borrower in the form of variable margin loans and short-term fixed margin loans up to an aggregate principal amount of $250 million. The principal amount of each margin loan under the New Note, together with accrued interest, is due and payable on the earlier of (i) May 1, 2028 or (ii) if such margin line is not extended and no event of default exists, on the payment date set forth in the Bank's non-renewal notice or, if later, on the maturity date of any applicable short-term fixed margin loans; provided, however, that in no event will the payment due date be fewer than sixty days after the date of the Bank notice. The New Note permits prepayments of principal without penalty. The obligations under the New Note are secured by a pledge of an aggregate of 16,710,668 shares of the Issuer held by the New Borrower. Neither the Issuer nor any of its subsidiaries are a party to the New Note. The obligations under the Note are guaranteed by Susan Y. Kim and Susan Y. Kim, as trustee of the SYK 2007 Trust. The Guaranty Agreement, dated as of May 1, 2026, by and among the Bank, Susan Y. Kim and the SYK 2007 Trust is filed as Exhibit 99.2 herewith. As is customary with collateralized loan agreements, upon the occurrence of certain events of default, the Bank may exercise its rights with respect to the collateral.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Twenty-First Amended and Restated Agreement regarding joint filing (filed herewith)

Exhibit 99.2 Guaranty Agreement, dated May 1, 2026, among Susan Y. Kim and Susan Y. Kim, as Trustee of the Susan Y. Kim Trust of December 21, 1987, in favor of JPMorgan Chase Bank, N.A.

Exhibit 24.1 Powers of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13D/A filed by the Reporting Persons on November 11, 2023; October 4, 2024 and February 17, 2026)

## Signatures
- James J. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-fact (05/05/2026)
- James J. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/05/2026)
- Agnes C. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/05/2026)
- John T. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/05/2026)
- John T. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/05/2026)
- David D. Kim: /s/ Kenneth R. Hillier, Attorney-in-Fact, Kenneth R. Hillier, Attorney-in-Fact (05/05/2026)
- David D. Kim, as Trustee: /s/ Kenneth R. Hillier, Attorney-in-Fact, Kenneth R. Hillier, Attorney-in-Fact (05/05/2026)
- Susan Y. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/05/2026)
- Susan Y. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/05/2026)
- Liam E. Blaney: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/05/2026)
- John T. Kim Trust of December 31, 1987: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/05/2026)
- Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/05/2026)
- Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/05/2026)
- Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05: /s/ Kenneth R. Hillier, Attorney in Fact, David D. Kim, as Trustee (05/05/2026)
- James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/05/2026)
- James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08: /s/ Kenneth R. Hillier, Attorney in Fact, David D. Kim, as Trustee (05/05/2026)
- The James and Agnes Kim Foundation, Inc.: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Secretary (05/05/2026)
- 915 Investments, LP: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as General Partner (05/05/2026)
- John T. Kim 2007 Children's Trust U/A dated 12/28/07: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- Sujoda Investments, LP: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Manager of Sujoda Management, LLC, its General Partner (05/05/2026)
- John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12: /s/ Brian D. Short, Attorney-in-Fact, James J. Kim, as Trustee (05/05/2026)
- Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12: /s/ Brian D. Short, Attorney-in-Fact, James J. Kim, as Trustee (05/05/2026)
- Sujochil, LP: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as General Partner (05/05/2026)
- Sujochil, LP: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as General Partner (05/05/2026)
- Sujoda Management, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (05/05/2026)
- Susins, LLC: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, Manager (05/05/2026)
- 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- Kim Capital Partners - KCP, LLC: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, Manager (05/05/2026)
- 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- 2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- 2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- John T. Kim 2024 GRAT #1 dtd. 08/09/2024: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/05/2026)
- John T. Kim 2024 GRAT #2 dtd. 08/09/2024: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/05/2026)
- Susan Y. Kim 2023 Family Distribution Trust: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/05/2026)
- 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)
- 2025 Grantor Retained Annuity Trust No.1 of James J. Kim: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/05/2026)